Exhibit 99.5

NICE Actimize AML SaaS Solutions Chosen by TF Bank to
Elevate its Financial Crime Program

Nordics-based digital bank is leveraging a comprehensive suite of AI-driven
AML solutions to provide greater customer protections

Hoboken, N.J, November 21, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that TF Bank, Sweden, has chosen NICE Actimize AML Essentials, a cloud-based offering of end-to-end anti-money laundering (AML) solutions, to elevate the digital bank’s financial crime prevention program. The AI-driven AML solutions include Transaction Monitoring, Customer Due Diligence, and Screening. TF Bank is a digital bank offering consumer banking services and e-commerce solutions through a proprietary IT platform with a high degree of automation.

NICE Actimize’s AML Essentials offers rapid deployment and reduces overhead to support compliance at a lower total cost of ownership. Citing several objectives for its financial crime prevention and anti-money laundering program, TF Bank noted that it was seeking to effectively address global regulations and bring efficiencies to its digital banking initiatives. NICE Actimize solutions were also chosen to accelerate the automation of manual work.

“NICE Actimize continues to invest to support our customers globally, applying our financial crime prevention expertise and SaaS solutions to meet critical needs,” said Craig Costigan, CEO, NICE Actimize. “We look forward to supporting TF Bank and its future growth as it pursues its goals to better protect customers utilizing our advanced suite of AML offerings.”

“As our digital bank implements an advanced anti-money laundering strategy propelled by the innovative SaaS solutions provided by NICE Actimize we will protect our banking customers and provide greater capabilities to support our analysts as they strive to become more efficient,” said Joanna Badawy, Head of Anti-Money Laundering, TF Bank.

NICE Actimize’s entity-centric approach effectively monitors money laundering risks across the customer lifecycle. The Transaction Monitoring functionality optimizes monitoring and detection to improve effectiveness and route high-risk alerts to the right team at the right time. Suspicious Activity Monitoring (SAM) provides AML-tailored analytics for flexible and comprehensive coverage of money laundering red flags.

The Screening function provides pinpoint accurate screening results with advanced matching and AI for party and real-time payments screening. NICE Actimize’s KYC/CDD/EDD capabilities leverage event-based triggers to streamline customer risk assessments and reviews for a more complete understanding of customer risk.

For more information on NICE Actimize’s entity-centric AML solutions infused with AI and machine learning, please click here.

About TF Bank
TF Bank was founded 1987 and is a digital bank offering consumer banking services and e-commerce solutions through a proprietary IT platform with a high degree of automation. Deposit and lending activities are conducted in Sweden, Finland, Norway, Denmark, Estonia, Latvia, Lithuania, Poland, Germany, Austria, Spain, Ireland and the Netherlands through subsidiary, branch or cross-border banking with the support of the Swedish banking license. The operations are divided into three segments: Credit Cards, Ecommerce Solutions and Consumer Lending. TF Bank is listed on Nasdaq Stockholm.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.